

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

<u>Via E-mail</u>
Mr. Kevin Whalen
Chief Financial Officer
Metalico, Inc.
186 North Avenue East
Cranford, New Jersey 07016

> **RE: Metalico, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **Form 10-Q for the Period Ended September 30, 2013**
> **Filed November 12, 2013**
> **Response Letter Dated November 22, 2013**
> **File No. 1-32453**

Dear Mr. Whalen:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for the Period Ended September 30, 2013</u>

<u>Financial Statements</u>

<u>Note 12 – Segment Reporting, page 15</u>

1.   We note your response to comment five from our letter dated October 18, 2013. You indicate that you have two reportable operating segments, Scrap Metal Recycling and Lead Fabricating. Please provide the following:

- Please confirm whether your reportable operating segments are also your operating segments pursuant to ASC 280-10-50-1 through 50-9. Otherwise, please tell us what your operating segments are;

- You also indicated that the components of PGM and Minor Metals were aggregated into the Scrap Metal Recycling segment. Please tell us how you determined that it was appropriate to aggregate these components based on ASC 280-10-50-11 through 50-19. Please specifically address how you determined that these components have similar economic characteristics to your Scrap Metal Recycling segment;

- You indicate that the aggregation of PGM and Minor Metals operations into the Scrap Metal Recycling segment did not result in any changes to your reporting unit structure for goodwill impairment purposes. On page 22 of your Form 10-Q for the period ended September 30, 2013, you disclosed that you identified six reporting units with recorded goodwill as of December 31, 2012. Since reporting units are defined in ASC 360-20-20 as operating segments or one level below, please explain how your current reporting units align with your operating segments; and

- Provide us samples of the information regularly reviewed by your CODM for fiscal 2012 and the nine months ended September 30, 2013 and any context necessary to fully understand how the information is used by the CODM. Please also provide samples of the information provided to your Board of Directors, if different from the information provided to your CODM.

You may contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief